Exhibit (a)(1)(J)

FOR IMMEDIATE RELEASE

Contact: Compass Group USA Investments, LLP Cheryl Queen (704) 329-4018

YORKMONT FIVE, INC. COMPLETES CASH TENDER OFFER FOR
CREATIVE HOST SERVICES, INC;
ANNOUNCES SUBSEQUENT OFFERING PERIOD

     CHARLOTTE, NC (April 9, 2004) — Compass Group USA Investments, LLP today announced that the initial offering period for the cash tender offer by its wholly owned indirect subsidiary, Yorkmont Five, Inc., for the outstanding shares of common stock of Creative Host Services, Inc. (Nasdaq: CHST) expired at 12:00 Midnight, New York City time, on Thursday, April 8, 2004.

     Yorkmont has accepted and will promptly pay for all shares of Creative Host’s common stock validly tendered and not properly withdrawn during the initial offering period. As of the expiration of the initial offering period, 8,626,891 shares of Creative Host’s common stock have been validly tendered in the tender offer and not withdrawn, or 94% of all outstanding Creative Host shares (including 4,862 Creative Host shares that are subject to guaranteed delivery).

     Compass Group also announced that it has elected to provide a subsequent offering period in connection with the tender offer for all remaining untendered Creative Host shares. The subsequent offering period will commence today (April 9, 2004) at 9:00 a.m., New York City time, and will expire at 5:00 p.m., New York City time, on Wednesday, April 14, 2004. During the subsequent offering period, Yorkmont will accept for payment and promptly pay for all validly tendered shares of Creative Host’s common stock, as they are tendered, at a price of $3.40 per share, which is the same price offered for shares of Creative Host’s common stock in the initial offering period. Creative Host shares tendered during the subsequent offering period may not be withdrawn.

     After the expiration of the subsequent offering period, Compass Group intends to complete the acquisition of Creative Host by merging Yorkmont into Creative Host. As a result of the merger, Creative Host will become a wholly owned indirect subsidiary of Compass Group.

     Compass Group USA Investments, LLP is an indirect subsidiary of UK-based Compass Group PLC (CPG.L), the world’s largest contract foodservice company with operations in more than 90 countries. Compass Group PLC employs more than 425,000 associates and was recognized in 2003 by Fortune as the world’s tenth largest employer. Compass Group PLC reports annual revenues of $18 billion.

     Creative Host Services, Inc. (including its wholly owned subsidiary, GladCo Enterprises, Inc.) is engaged in the business of acquiring, managing, and operating airport concessions such as food and beverage, cocktail and lounge, and news and gift retail facilities at various locations across the United States.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer has been made only through an Offer to Purchase and related Letter of Transmittal that have been mailed to Creative Host shareholders. Creative Host shareholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer and the merger as those documents contain important information. The tender offer statement (filed as Schedule TO) was filed by Yorkmont Five, Inc. with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement (filed as Schedule 14D-9) was filed by Creative Host with the SEC. Creative Host shareholders may obtain a free copy of these statements and all related amendments and other documents filed by Yorkmont Five and Creative Host at the SEC’s website at www.sec.gov.

This press release may contain “forward-looking statements,” which represent expectations or beliefs concerning future events. Investors are cautioned that a number of important factors could, individually or in the aggregate, cause actual events to differ materially from such forward-looking statements. These factors include, without limitation, the satisfaction or waiver of conditions contained in the merger agreement.